Exhibit 99.1

AerCap Holdings N.V. Completes 28 Aircraft Transactions During the Third Quarter 2013

Amsterdam, The Netherlands; October 11, 2013 - AerCap Holdings N.V. (“AerCap,” “the Company,” NYSE: AER) today announced the completion of 28 aircraft transactions during the third quarter 2013:

•                  Signed new lease agreements for ten aircraft, including seven Boeing 737-800s, one Airbus A320-200 and two Airbus A319-100s. The average term of lease agreements contracted during the past 12 months was 165 months for new aircraft and 57 months for used aircraft.

•                  Delivered seven aircraft under contracted lease agreements, including four Boeing 737-800s, two Airbus A320-200s and one Boeing 747-400SF.

•                  Purchased six aircraft, including four new Boeing 737-800s, one Airbus A330-300 and one Airbus A320-200 and entered into a purchase and leaseback transaction arrangement for six new Boeing 737-800 aircraft.

•                  Closed the sale of five aircraft.  AerCap sold one new Airbus A330-300 and one Boeing B737-400 from its owned portfolio and one Boeing 737-300 and two Boeing 737-400s from its managed portfolio.

•                  Signed financing transactions for $0.1 billion bringing the total amount of financing transactions completed year-to-date to $1.8 billion.

As of September 30, 2013, AerCap’s portfolio consisted of 371 aircraft that were either owned, managed, or under contract to purchase (including five options). The average age of the owned fleet as of September 30, 2013 was 5.4 years and the average remaining contracted lease term was 6.7 years.

About AerCap

AerCap is one of the world’s leading aircraft leasing companies and has one of the youngest fleets in the industry. AerCap is a New York Stock Exchange-listed company (AER) and has its headquarters in the Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media:	For Investors:
Frauke Oberdieck	Peter Wortel
Tel. +31 20 655 9616	Tel. +31 20 655 9658
foberdieck@aercap.com	pwortel@aercap.com

www.aercap.com